Exhibit 99.1

Amaya Provides Update Regarding Board of Directors

MONTREAL, CANADA/June 14, 2016 - Amaya Inc. (NASDAQ: AYA; TSX: AYA) announced today planned changes to the composition of its board of directors following its upcoming annual meeting of shareholders.

Amaya has been advised by Paul McFeeters, who is a proposed nominee for election as a director of Amaya at its upcoming annual meeting of shareholders, that for personal reasons unrelated to Amaya he will not be able to serve as a director and that, assuming he is elected at the June 28 annual meeting, he will submit his resignation immediately after the meeting. The board of directors intends to appoint David Lazzarato as a director to replace Mr. McFeeters and fill the vacancy that will result from his resignation.

Mr. Lazzarato, 60, is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He has served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) since December 2012 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and is the current Chair of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology. Mr. Lazzarato is a resident of Toronto, Ontario. He does not hold any Amaya shares.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya and its group companies have various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to Mr. McFeeters’ ability to serve on the board of directors and his proposed resignation if elected at the upcoming annual meeting of shareholders, and Amaya’s proposed changes to its board of directors following the same. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These statements, other than statements of historical fact, are based on management’s and the board of directors’ current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, anticipated and unanticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions, there can be no assurance that these assumptions are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, Mr. McFeeters tendering his resignation immediately following the annual meeting of shareholders as anticipated, Mr. Lazzarato continuing to be willing at such time to serve as his replacement, and no intervening events occurring that would cause the board of directors to reach a different conclusion regarding the appropriate response to the anticipated vacancy on the board of directors. Other risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” in its Management’s Discussion and Analysis for the three months ended March 31, 2016, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com.

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.